UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 23, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

18 December 2020

Barclays PLC
Barclays Board Changes

In line with Barclays Group's plans for orderly succession and ensuring that board composition addresses the ongoing needs of the Group, Barclays PLC ("Barclays" or the "Group") announces that Sir Ian Cheshire will be stepping down as a director and the chair of Barclays Bank UK PLC ("Barclays UK") and will be succeeded by Crawford Gillies with effect from 1 January 2021.  Sir Ian will stay on the board of Barclays until the AGM in May 2021 in order to help ensure a smooth transition.

Sir Ian helped establish Barclays UK as a ring-fenced bank and has successfully set up its board and governance structure.  Over the next few years, Barclays UK will need a concerted focus on its plans to position the bank to support customers against a backdrop of an economy recovering from the effects of the COVID-19 pandemic and a continuing low interest rate environment.  With regret, Sir Ian has informed the Group that he is unable to accommodate the increased time commitment and duration required to see through this programme.

Accordingly, Sir Ian will be stepping down and handing over the chair of Barclays UK to Crawford Gillies, who will join the Barclays UK board with effect from 1 January 2021.  Crawford's track record and deep knowledge of the Group, including Barclays UK, position him well for the role.  Crawford will remain on the Barclays board alongside his Barclays UK role.

Upon his appointment to the Barclays UK board, Crawford will cease to be the Senior Independent Director of Barclays and will be succeeded in that role by Brian Gilvary with effect from 1 January 2021.  Crawford will continue to chair Barclays' Remuneration Committee until 1 March 2021, when he will be succeeded in that role by Brian Gilvary.  At that time, Brian will have served as a member of the Remuneration Committee for 12 months as recommended under the UK Corporate Governance Code. Brian will also join the Risk and Nominations Committees with effect from 1 January 2021.

We are very pleased to announce that Julia Wilson has agreed to join the board of Barclays as a Non-executive Director with effect from 1 April 2021. She will also join the Audit Committee.  Julia is currently the Group Finance Director of 3i Group plc ("3i"), where her responsibilities include finance, investment valuations and treasury.  Having joined 3i in 2006, Julia was appointed to the 3i Board in October 2008, and is also a member of 3i's Executive and Investment Committees. Julia held a variety of tax and financial roles in the FTSE100 before joining 3i.

Julia has served as a Non-executive Director of Legal & General Group PLC ("L&G") since 2011, and as Senior Independent Director since 2016, having previously chaired L&G's Audit Committee from 2013-2016.  She will be retiring from the L&G Board in March next year, before taking up her role on the board of Barclays.

Julia's appointment reflects Barclays' commitment to strengthening its board through the addition of further highly respected individuals with strong financial services expertise.  She will bring significant corporate finance, tax and accounting experience to the board.

The board of Barclays is enormously grateful to Sir Ian for the tremendous work that he has done on behalf of the Group and Barclays UK in particular.  The board is also delighted to welcome Julia Wilson.

The chair appointments are subject to regulatory approval.  There is no additional information required to be disclosed in relation to Julia Wilson pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

  - ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.